# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T1 Energy Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 1211 E. 4th Street, Austin, Texas (TX), 78702
Date of event which requires filing of this statement: 12/30/2025
Amends the filing with accession number 0001140361-24-050502
Filed by CIK 0002047012
Persons authorized to receive notices and communications: Catherine Pan-Giordano Esq., 51 W. 52nd Street, New York, New York (NY), 10019, (212) 415-9200; Anthony Epps Esq., 1400 Wewatta Street, Denver, Colorado (CO), 80202, (303) 352-1109

## Reporting persons
- Trina Solar (Schweiz) AG (CIK 0002047012): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 48,877,960; shared voting power 0; sole dispositive power 48,877,960; shared dispositive power 0; aggregate amount beneficially owned 48,877,960 (18.4% of the class)
  Comment: ITEM 13 Calculated based on 266,190,963 shares of common stock of the Issuer outstanding as of December 30, 2025 (inclusive of the shares issued to the Reporting Person).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: T1 Energy Inc.
Address of issuer's principal executive offices: 1211 E. 4th Street, Austin, Texas (TX), 78702

## Item 2. Identity and Background
Name of person filing: Trina Solar (Schweiz) AG ("Reporting Person")
Residence or business address:
Birkenweg 4

Wallisellen, Switzerland 8304
Present principal occupation or employment: The Reporting Person is engaged in the business of investment.
Criminal convictions in the last five years: N/A - None
Civil proceedings (securities laws) in the last five years: N/A - None
Citizenship: Switzerland

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As reported on the Issuer's Form 8-k filed with the Securities and Exchange Commission on December 30, 2025, the Issuer, Reporting Person, and other parties named therein entered into a certain letter agreement dated December 29, 2025 (the "Letter Agreement"), pursuant to which the Issuer issued 3,000,000 shares of common stock to the Reporting Person on December 30, 2025, in connection with a debt settlement. The issuance serves as partial consideration for (i) the full discharge of the Issuer's obligations under that certain $150.0 million 1% per annum senior unsecured note due 2029 and (ii) the partial satisfaction of a Production Reservation Fee owed by the Issuer and certain of its affiliates to an affiliate of the Reporting Person under the Transaction Agreement dated November 6, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D filed by the Reporting Person on December 27, 2024 (the "Schedule 13D"), as amended, is incorporated by reference herein. On December 29, 2025, the Reporting Person entered into an Amended and Restated Cooperation Agreement with the Issuer, removing the Reporting Person's ability to appoint two directors to the Issuer's board of directors. On December 30, 2025, the Issuer issued 3,000,000 shares of common stock to the Reporting Person as settlement of a debt.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 18.4%
Number of shares as to which each person has sole or shared power to vote or dispose: 48,877,960
Transactions in the class effected during the past sixty days: See Item 3 and Item 4
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Amended and Restated Cooperation Agreement between the Reporting Person and the Issuer dated December 29, 2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.1 incorporated by reference to Exhibit 10.1 to the Issuer's 8-k filed with the Securities and Exchange Commission on December 30, 2025 - Amended and Restated Cooperation Agreement dated December 29, 2025

## Signatures
- Trina Solar (Schweiz) AG: /a/ Vincenzo Costanzelli, Chairman of Board of Directors (01/06/2025)